
BOOKS-A-MILLION


NEWSSTAND






NEWSSTAND


BOOKS·A·MILLION

Five-Year Highlights



(In thousands, except per share amounts)	For the Fiscal Year Ended **2/2/02**	2/3/01	1/29/00	1/30/99	1/31/98
	52 Weeks	53 Weeks	52 Weeks	52 Weeks	52 Weeks
Statement of Operations Data					
Net sales	**$ 442,886**	$ 418,606	$ 404,057	$ 347,877	$ 324,762
Net income	**3,985**	3,066	5,942	4,514	6,969
Earnings per share - diluted	**0.24**	0.17	0.33	0.26	0.40
Weighted average shares - diluted (000s)	**16,945**	17,991	18,250	17,554	17,428
EBITDA	**26,432**	24,542	27,624	24,690	27,160
Capital investment	**11,709**	12,417	13,462	15,682	14,355
Balance Sheet Data					
Working capital	**$ 104,687**	$ 104,124	$ 93,872	$ 84,022	$ 82,771
Property and equipment, net	**56,716**	60,659	64,232	67,377	65,814
Total assets	**295,645**	292,541	286,785	271,551	245,816
Long-term debt	**38,846**	41,526	35,936	36,944	45,240
Debt to total capital ratio	**0.24**	0.25	0.23	0.24	0.30
Stockholders' investment	**122,375**	123,230	121,405	115,022	103,485
Operational Data					
Total number of stores	**204**	185	180	173	165
Number of Books-A-Million superstores	**157**	145	135	124	107
Number of Bookland stores	**40**	37	43	47	57
Number of Joe Muggs newsstands	**7**	3	2	2	1











Letter to Stockholders:



The fiscal year 2002 will forever be remembered for the impact on all of our lives of the events of September 11, 2001. The Company's response to the tragedy was first to take care of those in our family of associates touched by the terrorist attacks and then to meet the needs of our customers for information about their impact. These events touched all of our business units as we sought to adjust to new realities, the country at war and a holiday subdued by sadness and recovery. Like all Americans, our associates did their best to respond with firm resolve and renewed focus. In short, we got back to work.

The past year brought notable progress for our business in a number of key areas. Our book business was strong and we moved aggressively to build on this trend. We expanded the number of titles in our stores while improving margins and reducing our inventories. Our investment in systems enhancements paid off through improved inventory management.

As our nation recovered, we saw excellent sales in a number of book categories. Many books related to world events, terrorism and Muslim culture became bestsellers. The entertainment category rebounded quickly, and sales of movie tie-in titles like the Lord Of The Rings trilogy and *A Beautiful Mind* were strong. Children's books had performed well all year, and we added thousands of titles to our assortment to reinforce this trend.

The results were particularly gratifying as we continued to cycle tough comparable store sales in the collector's category and to overcome the impact of removing music from most of our stores. We believe that the improving book business, coupled with the reduced dependence on low-margin categories, will generate the kind of margin improvement that we experienced in fiscal 2002.

We have an ambitious store remodeling program planned for the new year along with a plan to improve the productivity of many of our Books-A-Million stores. The new look is focused on books first. It is designed to showcase our expanded title selection while adjusting our space commitments to a variety of categories. We believe our new layout creates a more pleasing shopping environment, and the results from the stores we have remodeled thus far tell us our customers agree.



Our other business units, e-commerce, wholesale and the Joe Muggs Newsstands, also made progress in the past year. We saw substantial efficiency improvements at American Wholesale Book Company. Our NetCentral development group contributed to this effort with


BOOKS-A-MILLION

significant systems enhancements for our direct-to-consumer fulfillment operation. Booksamillion.com, operating in a tough competitive environment, saw continued sales growth and improving margins. The Newsstands now number seven stores with expansion in Atlanta, Georgia, and Birmingham, Alabama.

As we move into the new year, we are energized by the progress we have made, and we are committed to the disciplined pursuit of sales and profitability growth.

Thank you for your continued interest and support. We hope you will visit one of our stores soon or will shop with us online at Booksamillion.com.

Sincerely,

Clyde B. Anderson
Chairman and Chief Executive Officer









Financial Highlights

	Fiscal Year Ended	
(In thousands, except per share amounts)	**2/2/02**	2/3/01
Net sales	**$ 442,886**	$ 418,606
EBITDA	**26,432**	24,542
Operating profit	**10,857**	9,749
Net income	**3,985**	3,066
Net income per share - diluted	**0.24**	0.17

	As of	
(In thousands)	**2/2/02**	2/3/01
Working capital	**$ 104,687**	$ 104,124
Total assets	**295,645**	292,541
Stockholders' investment	**122,375**	123,230

Selected Consolidated Financial Data

(In thousands, except per share data)	Fiscal Year Ended 2/2/02	2/3/01	1/29/00	1/30/99	1/31/98
Statement of Operations Data:					
Net sales	**$442,886**	$ 418,606	$ 404,057	$ 347,877	$ 324,762
Cost of products sold	**324,655**	309,397	296,316	256,793	238,342
Gross profit	**118,231**	109,209	107,741	91,084	86,420
Operating, selling and administrative expenses	**91,799**	84,667	80,117	66,394	59,260
Depreciation and amortization	**15,575**	14,793	13,830	12,974	11,588
Operating profit	**10,857**	9,749	13,794	11,716	15,572
Interest expense, net	**4,429**	4,804	4,211	4,435	4,331
Income before income taxes	**6,428**	4,945	9,583	7,281	11,241
Provision for income taxes	**2,443**	1,879	3,641	2,767	4,272
Net income	**$ 3,985**	$ 3,066	$ 5,942	$ 4,514	$ 6,969
Weighted average number of shares outstanding - basic	**16,667**	17,955	17,981	17,497	17,425
Net income per share - basic	**$ 0.24**	$ 0.17	$ 0.33	$ 0.26	$ 0.40
Weighted average number of shares outstanding - diluted	**16,945**	17,991	18,250	17,554	17,428
Net income per share - diluted	**$ 0.24**	$ 0.17	$ 0.33	$ 0.26	$ 0.40

(In thousands)	As of 2/2/02	2/3/01	1/29/00	1/30/99	1/31/98
Balance Sheet Data:					
Working capital	**$104,687**	$ 104,124	$ 93,872	$ 84,022	$ 82,771
Property and equipment, net	**56,716**	60,659	64,232	67,377	65,814
Total assets	**295,645**	292,541	286,785	271,551	245,816
Long-term debt	**38,846**	41,526	35,936	36,944	45,240
Stockholders' investment	**122,375**	123,230	121,405	115,022	103,485

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. A number of factors could cause actual results, performance, achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the book retail industry in general and in the Company's specific market areas; inflation; economic conditions in general and in the Company's specific market areas; the number of store openings and closings; the profitability of certain product lines; capital expenditures and future liquidity; liability and other claims asserted against the Company; uncertainties related to the Internet and the Company's Internet operations; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any of the forward-looking statements contained herein to reflect future events or developments.

Management's Discussion and Analysis
of Financial Condition & Results of Operations

General
The Company was founded in 1917 and currently operates 204 retail bookstores, including 157 superstores, concentrated in the southeastern United States.

The Company's growth strategy is focused on opening superstores in new and existing market areas, particularly in the Southeast. In addition to opening new stores, management intends to continue its practice of reviewing the profitability trends and prospects of existing stores and closing or relocating underperforming stores or converting stores to different formats.

Critical Accounting Policies
Inventories

Cost is assigned to store and warehouse inventories using the retail inventory method. The valuation of store and warehouse inventories is determined by applying a calculated cost-to-retail ratio to the retail value of inventories. The retail method is an averaging method that is widely used within the retail industry. Such valuations require certain significant management estimates and judgments involving markdowns and shrinkage of inventories. These practices affect ending inventories at cost as well as the resulting gross margins and inventory turnover ratios.

Physical inventories are taken throughout the course of the fiscal period. Store inventory counts are performed by an independent inventory service while warehouse inventory counts are performed internally. All physical inventory counts are taken and reconciled to the general ledger. The Company's accrual for inventory shortages is based upon historical inventory shortage results that are subject to certain estimates and averages.

Accrued Expenses

On a monthly basis, certain material expenses are estimated and accrued to properly record those expenses in the period incurred. Such estimates are made for payroll and employee benefits costs, occupancy costs and advertising expenses among other items. These estimates are made based upon current and historical results. Differences in management's estimates and assumptions could result in accruals that are materially different from the actual result.

Results of Operations
The following table sets forth statement of operations data expressed as a percentage of net sales for the periods presented.

	Fiscal Year Ended		
	2/2/02	2/3/01	1/29/00
Net sales	**100.0%**	100.0%	100.0%
Gross profit	**26.7%**	26.1%	26.6%
Operating, selling, and administrative expenses	**20.7%**	20.2%	19.8%
Depreciation and amortization	**3.5%**	3.5%	3.4%
Operating profit	**2.5%**	2.4%	3.4%
Interest expense, net	**1.0%**	1.2%	1.0%
Income before income taxes	**1.5%**	1.2%	2.4%
Provision for income taxes	**0.6%**	0.5%	0.9%
Net income	**0.9%**	0.7%	1.5%

Fiscal 2002 Compared to Fiscal 2001
Net sales increased $24.3 million, or 5.8%, to $442.9 million in fiscal 2002 from $418.6 million in fiscal 2001. Comparable store sales decreased 2.8% when compared to the same 52-week period last year. Excluding the effects of collectibles, comparable store sales increased 0.3% for the period. The increase in net sales resulted from net sales generated by 18 stores acquired from Crown Books Corporation in March 2001 combined with seven new stores opened during fiscal 2002. In addition, the Company closed six underperforming stores in fiscal 2002.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Management's Discussion and Analysis
of Financial Condition & Results of Operations

Gross profit increased $9.0 million, or 8.3%, to $118.2 million in fiscal 2002 from $109.2 million in fiscal 2001. Gross profit as a percentage of net sales increased to 26.7% in fiscal 2002 from 26.1% in fiscal 2001, primarily due to improved sales mix and less promotional activity, combined with improved inventory management.

Operating, selling and administrative expenses increased $7.1 million, or 8.4%, to $91.8 million in fiscal 2002, from $84.7 million in fiscal 2001. Operating, selling and administrative expenses as a percentage of net sales increased to 20.7% in fiscal 2002 from 20.2% in fiscal 2001, primarily due to the lower comparable store sales for fiscal 2002.

Depreciation and amortization increased $0.8 million, or 5.3% to $15.6 million in fiscal 2002 from $14.8 million in fiscal 2001. Depreciation and amortization as a percentage of net sales was even with last year at 3.5%.

Net interest expense decreased $0.4 million, or 7.8%, to $4.4 million in fiscal 2002 from $4.8 million in fiscal 2001, primarily due to lower average interest rates during fiscal 2002.

Fiscal 2001 Compared to Fiscal 2000

Net sales increased $14.5 million, or 3.6%, to $418.6 million in fiscal 2001 from $404.1 million in fiscal 2000. Comparable store sales decreased 2.9% for fiscal year 2001. The increase in net sales resulted from net sales generated by twelve new stores opened during fiscal 2001, and five new stores opened in the second half of fiscal 2000. In addition, the Company closed seven underperforming stores in fiscal 2001.

The factors affecting the future trend of comparable store sales include, among others, overall demand for products the Company sells, the Company's marketing programs, pricing strategies, store operations and competition.

Gross profit increased $1.5 million, or 1.4%, to $109.2 million in fiscal 2001 from $107.7 million in fiscal 2000. Gross profit as a percentage of net sales decreased to 26.1% in fiscal 2001 from 26.6% in fiscal 2000, primarily due to increased occupancy costs and higher warehouse distribution costs as a percentage of net sales.

Operating, selling and administrative expenses increased $4.6 million, or 5.7%, to $84.7 million in fiscal 2001, from $80.1 million in fiscal 2000. Operating, selling and administrative expenses as a percentage of net sales increased to 20.2% in fiscal 2001 from 19.8% in fiscal 2000, primarily due to the lower comparable store sales for fiscal 2001.

Depreciation and amortization increased $1.0 million, or 7.0%, to $14.8 million in fiscal 2001 from $13.8 million in fiscal 2000. Depreciation and amortization as a percentage of net sales increased to 3.5% in fiscal 2001 from 3.4% in fiscal 2000, primarily due to increased investment in information systems technology.

Net interest expense increased $0.6 million, or 14.1%, to $4.8 million in fiscal 2001 from $4.2 million in fiscal 2000, primarily due to increased average borrowings during fiscal 2001.

Seasonality and Quarterly Results

Similar to many retailers, the Company's business is seasonal, with its highest retail sales, gross profit and net income historically occurring in the fourth fiscal quarter. This seasonal pattern reflects the increased demand for books and gifts experienced during the year-end holiday selling season. Working capital requirements are generally highest during the third fiscal quarter and the early part of the fourth fiscal quarter due to the seasonality of the Company's business.

In addition, the Company's results of operations may fluctuate from quarter to quarter as a result of the amount and timing of sales and profits contributed by new stores as well as other factors. New stores require the Company to incur pre-opening expenses and often require several months of operation before generating acceptable sales volumes. Accordingly, the addition of a large number of new stores in a particular quarter could adversely affect the Company's results of operations for that quarter.

Management's Discussion and Analysis
of Financial Condition & Results of Operations

Liquidity and Capital Resources
The Company has a revolving credit facility that allows borrowings up to $90.0 million, for which no principal repayments are due until the facility expires on June 18, 2003, and an unsecured working capital line of credit for $15.0 million, which is subject to annual renewal. The Company is currently negotiating to renew its credit facilities until fiscal year 2006. The new facility should be completed by the second quarter of fiscal 2003. As of February 2, 2002, $31.1 million was outstanding under these facilities combined. Additionally, as of February 2, 2002, the Company has outstanding borrowings associated with the issuance of an industrial revenue bond totaling $7.5 million.

The Company's capital expenditures totaled $11.7 million in fiscal 2002. These expenditures were primarily used for new store openings, renovation and improvements to existing stores, warehouse distribution purposes, and investment in management information systems. During March 2001, the Company acquired inventory and lease rights of 18 retail stores from Crown Books Corporation for $6.5 million. The stores are located in the Chicago, Illinois and Washington, D.C. metropolitan areas. The results of operations for these stores were reflected in the consolidated financial statements beginning in March 2001. Management estimates that capital expenditures for fiscal 2003 will be approximately $18.3 million and that such amounts will be used primarily for new stores, renovation and improvements to existing stores, and investments in management information systems. Management believes that existing cash balances and net cash from operating activities, together with borrowings under the Company's credit facilities, will be adequate to finance the Company's planned capital expenditures and to meet the Company's working capital requirements for fiscal 2003.

The following table lists the aggregate maturities of various classes of obligations and expiration amounts of various classes of commitments related to Books-A-Million, Inc. at February 2, 2002 *(in thousands)*:

	Payments Due Under Contractual Obligations					
	Total	FY 2003	FY 2004	FY 2005	FY 2006	FY 2007
Notes payable	$ 699	$ 499	$ 200	$ 0	$ 0	$ 0
Long-term debt - working capital line of credit	6,146	–	6,146	–	–	–
Long-term debt - revolving credit facility	25,000	–	25,000	–	–	–
Long-term debt - industrial revenue bond	7,500	–	–	7,500	–	–
Subtotal of debt	39,345	499	31,346	7,500	0	0
Operating leases	117,056	29,492	26,354	23,953	21,246	16,011
Total of obligations	$ 156,401	$ 29,991	$ 57,700	$ 31,453	$ 21,246	$ 16,011

Related Party Activities
As discussed in Note 6 of Notes to Consolidated Financial Statements, the Company conducts business with other entities in which certain officers, directors and principal stockholders of the Company have controlling ownership interests. The most significant related party transactions include inventory purchases from, and sales to, related parties. Related party inventory purchases decreased in fiscal 2002 due to lower music purchases. Related party sales transactions decreased in fiscal 2002 due to lower sales of bargain books. Management believes the terms of these related party transactions are substantially equivalent to those available from unrelated parties and, therefore, have no significant impact on gross profit.

Financial Position
During fiscal 2002, the Company acquired 18 stores from Crown Books Corporation and opened seven new stores. The store openings resulted in increased inventory balances at February 2, 2002, as compared to February 3, 2001. However, average inventory balances per store decreased in fiscal 2002 due to strong inventory control. Reduced capital expenditures, as compared to fiscal 2001, and the closing of six stores during fiscal 2002 resulted in lower net property and equipment balances at February 2, 2002, as compared to February 3, 2001.

Consolidated Balance Sheets

(In thousands)	As Of 2/2/02	2/3/01
Assets		
Current Assets:		
Cash and temporary cash investments	$ 5,539	$ 5,282
Accounts receivable, net of allowance for doubtful accounts of $785 and $787, respectively	8,937	8,417
Related party receivables	967	2,358
Inventories	210,853	205,986
Prepayments and other	5,680	4,521
Deferred income taxes	5,093	3,791
Total Current Assets	237,069	230,355
Property and Equipment:		
Land	628	628
Buildings	6,106	5,986
Equipment	54,119	48,252
Furniture and fixtures	40,394	38,350
Leasehold improvements	43,213	41,562
Construction in process	968	123
Gross property and equipment	145,428	134,901
Less accumulated depreciation and amortization	88,712	74,242
Net Property and Equipment	56,716	60,659
Other Assets:		
Goodwill, net	1,368	1,410
Other	492	117
Total Other Assets	1,860	1,527
Total Assets	$ 295,645	$ 292,541
Liabilities and Stockholders' Investment		
Current Liabilities:		
Accounts payable:		
Trade	$ 98,747	$ 95,006
Related party	5,661	7,504
Accrued income taxes	2,674	650
Accrued expenses	24,801	22,611
Current portion of long-term debt	499	460
Total Current Liabilities	132,382	126,231
Long-term Debt	38,846	41,526
Deferred Income Taxes	2,042	1,554
Commitments and Contingencies	–	–
Stockholders' Investment:		
Preferred stock, $.01 par value; 1,000,000 shares authorized, no shares outstanding	–	–
Common stock, $.01 par value; 30,000,000 shares authorized, 18,138,963 and 18,092,001 shares issued at February 2, 2002 and February 3, 2001, respectively	181	181
Additional paid-in capital	70,719	70,634
Treasury stock at cost (2,010,050 shares at February 2, 2002 and 597,600 shares at February 3, 2001)	(5,271)	(1,563)
Accumulated other comprehensive loss, net of tax	(1,217)	–
Retained earnings	57,963	53,978
Total Stockholders' Investment	122,375	123,230
Total Liabilities and Stockholders' Investment	$ 295,645	$ 292,541

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

(In thousands, except per share data)	Fiscal Year Ended 2/2/02	2/3/01	1/29/00
	52 Weeks	53 Weeks	52 Weeks
Net sales	**$442,886**	$ 418,606	$ 404,057
Cost of products sold, including warehouse distribution and store occupancy costs[1]	**324,655**	309,397	296,316
Gross profit	**118,231**	109,209	107,741
Operating, selling and administrative expenses	**91,799**	84,667	80,117
Earnings before interest, taxes, depreciation and amortization	**26,432**	24,542	27,624
Depreciation and amortization	**15,575**	14,793	13,830
Operating profit	**10,857**	9,749	13,794
Interest expense, net	**4,429**	4,804	4,211
Income before income taxes	**6,428**	4,945	9,583
Provision for income taxes	**2,443**	1,879	3,641
Net income	**$ 3,985**	$ 3,066	$ 5,942
Weighted average number of shares outstanding - basic	**16,667**	17,955	17,981
Net income per share - basic	**$ 0.24**	$ 0.17	$ 0.33
Weighted average number of shares outstanding - diluted	**16,945**	17,991	18,250
Net income per share - diluted	**$ 0.24**	$ 0.17	$ 0.33

[1] Inventory purchases from related parties were $31,058, $34,128 and $34,548, respectively, for the periods presented above.

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Investment

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Investment
Balance, January 30, 1999	18,017	$ 180	$ 70,124	82	$ (252)	$ 44,970	$ 0	$ 115,022
Net income	–	–	–	–	–	5,942	–	5,942
Issuance of stock for employee stock purchase plan	16	–	77	–	–	–	–	77
Exercise of stock options	48	1	306	–	–	–	–	307
Tax benefit from exercise of stock options	–	–	57	–	–	–	–	57
Balance, January 29, 2000	18,081	181	70,564	82	(252)	50,912	–	121,405
Net income	–	–	–	–	–	3,066	–	3,066
Purchase of treasury stock	–	–	–	516	(1,311)	–	–	(1,311)
Issuance of stock for employee stock purchase plan	11	–	70	–	–	–	–	70
Balance, February 3, 2001	18,092	181	70,634	598	(1,563)	53,978	–	123,230
Net income	–	–	–	–	–	3,985	–	3,985
Cumulative effect of accounting change for derivative instruments	–	–	–	–	–	–	(465)	(465)
Unrealized loss on derivative instruments	–	–	–	–	–	–	(752)	(752)
Subtotal comprehensive income	–	–	–	–	–	–	–	2,768
Purchase of treasury stock	–	–	–	1,412	(3,708)	–	–	(3,708)
Issuance of stock for employee stock purchase plan	46	–	83	–	–	–	–	83
Exercise of stock options	1	–	2	–	–	–	–	2
Balance, February 2, 2002	18,139	$ 181	$ 70,719	2,010	$(5,271)	$ 57,963	$(1,217)	$122,375

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	Fiscal Year Ended 2/2/02	2/3/01	1/29/00
Cash Flows from Operating Activities:			
Net income	$ 3,985	$ 3,066	$ 5,942
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,575	14,793	13,830
(Gain) loss on sale of property	342	1,237	1,156
Deferred income tax provision (credit), net	(53)	440	(103)
(Increase) decrease in assets:			
Accounts receivable	(520)	364	3,501
Related party receivables	1,391	1,803	(163)
Inventories	1,047	(11,362)	(19,413)
Prepayments and other	(1,173)	(1,171)	(444)
Increase (decrease) in liabilities:			
Accounts payable	1,898	(995)	2,315
Accrued income taxes	2,024	(1,442)	1,673
Accrued expenses	212	1,641	4,178
Total adjustments	20,743	5,308	6,530
Net cash provided by operating activities	24,728	8,374	12,472
Cash Flows from Investing Activities:			
Capital expenditures	(11,709)	(12,417)	(13,462)
Acquisition of certain assets	(6,532)	–	–
Proceeds from sale of property and equipment	35	66	1,742
Net cash used in investing activities	(18,206)	(12,351)	(11,720)
Cash Flows from Financing Activities:			
Proceeds from exercise of stock options and purchase of shares under employee stock purchase plan	85	70	384
Purchase of treasury stock	(3,708)	(1,311)	–
Issuance of other debt	–	–	1,409
Repayments of other debt	(449)	(262)	–
Borrowings under credit facilities	186,004	176,592	169,103
Repayments under credit facilities	(188,197)	(170,750)	(171,050)
Net cash provided by (used in) financing activities	(6,265)	4,339	(154)
Net Increase in Cash and Temporary Cash Investments	257	362	598
Cash and Temporary Cash Investments at Beginning of Year	5,282	4,920	4,322
Cash and Temporary Cash Investments at End of Year	$ 5,539	$ 5,282	$ 4,920
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 4,128	$ 4,904	$ 4,318
Income taxes, net of refunds	$ 955	$ 2,881	$ 1,882

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

Books-A-Million, Inc. and its subsidiaries (the "Company") are principally engaged in the sale of books, magazines and related items through a chain of retail bookstores. The Company presently operates 204 bookstores in 18 states and the District of Columbia, which are predominantly located in the southeastern United States. The Company also serves as a wholesale book distributor for certain other retailers and wholesalers and operates a retail Internet website. The Company presently consists of Books-A-Million, Inc., and its wholly owned subsidiaries, American Wholesale Book Company, Inc. ("American Wholesale"), and American Internet Services, Inc. ("AIS"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The Company operates on a 52-53 week year, with the fiscal year ending on the Saturday closest to January 31. Fiscal years 2000 and 2002 were 52-week periods. Fiscal year 2001 was a 53-week period.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are valued at the lower of cost or market, using the retail method, with cost determined on a first-in, first-out ("FIFO") basis and market based on the lower of replacement cost or estimated realizable value. The Company includes certain distribution and other expenses in its inventory costs.

Property and Equipment

Property and equipment are recorded at cost. Depreciation on equipment and furniture and fixtures is provided on the straight-line method over the estimated service lives, which range from three to seven years. Depreciation of leasehold improvements is provided on the straight-line basis over the periods of the applicable leases.

Maintenance and repairs are charged to expense as incurred. Costs of renewals and betterments are capitalized by charges to property accounts and depreciated using applicable annual rates. The cost and accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the accounts, and the related gain or loss is credited or charged to income.

Goodwill

The Company continually evaluates whether events or circumstances have occurred that indicate the remaining useful life of goodwill may warrant revision. The Company's policy is to recognize any impairment as a charge to current net income.

Store Opening Costs

Non-capital expenditures incurred in preparation for opening new retail stores are expensed as incurred.

Insurance Accruals

The Company is subject to large deductibles under its workers' compensation policy. Insurance coverage is maintained in amounts management considers adequate. Amounts are accrued currently for the estimated cost of claims incurred, both reported and unreported.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Statements of Cash Flows

For purposes of the consolidated statements of cash flows, the Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be temporary cash investments.

Notes to Consolidated Financial Statements

Earnings Per Share

Basic net income per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock are exercised, converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS has been computed based on the average number of shares outstanding including the effect of outstanding stock options, if dilutive, in each respective year. A reconciliation of the weighted average shares for basic and diluted EPS is as follows:

	Fiscal Year Ended		
(In thousands)	**2/2/02**	2/3/01	1/29/00
Weighted average shares outstanding:			
Basic	**16,667**	17,955	17,981
Dilutive effect of stock options outstanding	**278**	36	269
Diluted	**16,945**	17,991	18,250

Options outstanding of 1,773,000, 1,391,000 and 464,000 for the years ended February 2, 2002, February 3, 2001 and January 29, 2000, respectively, were not included in the table above as they were anti-dilutive.

Disclosure of Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments," requires all businesses to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. Based upon their remaining term to maturity and the current interest rate environment, the estimated fair values of the Company's financial instruments recognized on the balance sheet at February 2, 2002 and February 3, 2001 approximate their carrying values at those dates.

Legal

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

Accounting for Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivatives and Certain Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The adoption of these statements may increase volatility of earnings. The Company adopted these statements on February 4, 2001. The adoption of these statements resulted in a cumulative after-tax increase to other comprehensive loss, pertaining to prior years, of $465,000 and an after-tax increase to other comprehensive loss, for the current year, of $752,000, of which $69,000 reduced net income for the period ended February 2, 2002. The $2.0 million liability related to the derivatives is reflected in Accrued Expenses, and the relative tax benefit of $761,000 is reflected in Current Deferred Tax Assets in the accompanying condensed consolidated balance sheet at February 2, 2002.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Business combinations initiated after June 30, 2001, must be accounted for under the provisions of these two statements. The Company must also apply these provisions to previously recorded business combinations as of January 1, 2002. The principal provisions of SFAS No. 141 and SFAS No. 142 are as follows:

Notes to Consolidated Financial Statements

- All business combinations initiated after June 30, 2001, will be accounted for using the "purchase" method, under which the identifiable assets and liabilities of the acquired business are recorded at their respective fair market values with the residual amount being recorded as goodwill. The "pooling-of-interests" method, under which the financial statements of the acquirer and the acquiree were combined as if the two businesses had always been one, will no longer be used.

- Goodwill and identifiable intangible assets will no longer be amortized over a maximum period of forty years. Goodwill will not be amortized but will instead be tested for impairment annually or upon the occurrence of certain "triggering events". Identifiable intangible assets will be amortized over their expected useful lives; those with indefinite expected useful lives will not be amortized. Identifiable intangible assets will continue to be tested for impairment under previously existing accounting standards.

Additionally, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" during 2001. SFAS No. 143 related to obligations which generally are incurred in connection with the ownership of real property. The Company currently leases the substantial majority of our real property and, therefore, the provisions of SFAS No. 143 do not apply to our current operations.

SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations and Transactions," "Reporting the Effects of Disposal of a Segment of a Business," and "Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS No. 144 also amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.

The Company adopted SFAS No. 142, SFAS No. 143 and SFAS No. 144 on February 3, 2002, and expects the adoption of these standards to have no material impact on financial condition, results of operations or cash flows.

Prior Year Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.

2. Income Taxes
A summary of the components of the income tax provision is as follows *(dollars in thousands)*:

	Fiscal Year Ended		
	2/2/02	2/3/01	1/29/00
Current:			
Federal	**$ 2,410**	$ 1,386	$ 3,448
State	**86**	53	296
	2,496	1,439	3,744
Deferred taxes arising from:			
Depreciation	**540**	(871)	1,270
Accruals	**(113)**	593	(522)
Inventory	**(366)**	(110)	(113)
Other	**(114)**	828	(738)
	(53)	440	(103)
Provision for income taxes	**$ 2,443**	$ 1,879	$ 3,641

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

	Fiscal Year Ended		
	2/2/02	2/3/01	1/29/00
Federal statutory income tax rate	**34.0%**	34.0%	34.0%
State income tax provision	**1.3%**	1.0%	2.8%
Other	**2.7%**	3.0%	1.2%
Effective income tax rate	**38.0%**	38.0%	38.0%

Notes to Consolidated Financial Statements

Temporary differences which created deferred tax assets and liabilities at February 2, 2002 and February 3, 2001, are detailed below *(dollars in thousands)*:

	As of 2/2/02		As of 2/3/01	
	Current	Noncurrent	Current	Noncurrent
Depreciation	$ –	$ (1,944)	$ –	$ (1,404)
Accruals	2,656	–	2,543	–
Interest rate swap	761	–	–	–
Inventory	1,354	–	988	–
Other	322	(98)	260	(150)
Deferred tax asset (liability)	$ 5,093	$ (2,042)	$ 3,791	$ (1,554)

No valuation allowance is deemed necessary by management, as the realization of recorded deferred tax assets is considered more likely than not.

3. Debt and Lines of Credit

The Company has a revolving credit facility that allows borrowings up to $90 million for which no principal repayments are due until the facility expires on June 18, 2003, and an unsecured working capital line of credit for $15 million, which is subject to annual renewal. Both credit facilities have certain financial and non-financial covenants with which the Company is in compliance. As of February 2, 2002 and February 3, 2001, $31.1 million and $33.3 million, respectively, were outstanding under these credit facilities. The maximum and average outstanding balances during fiscal 2002 were $77.0 million and $63.4 million, respectively. The outstanding borrowings as of February 2, 2002, had interest rates ranging from 2.75% to 3.13%. The Company is currently negotiating to renew its credit facilities until fiscal year 2006. The new facility should be completed by the second quarter of fiscal year 2003.

The Company is subject to interest rate fluctuations involving its credit facilities. However, the Company uses both fixed and variable debt to manage this exposure. On February 9, 1998, the company entered into an interest rate swap agreement with a five year term that carries a notional principal amount of $30.0 million. The swap effectively fixes the interest rate on $30.0 million of variable rate debt at 6.78%. The swap agreement expires on February 11, 2003. The counter party to the interest rate swap is one of the Company's primary banks. The Company believes the credit and liquidity risk of the counter party failing to meet its obligation is remote as the Company settles its interest position with the bank on a quarterly basis.

During fiscal 1996 and fiscal 1995, the Company financed the acquisition and construction of certain warehouse and distribution facilities through loans, obtained from the proceeds of an industrial development revenue bond (the "Bond"), which are secured by a mortgage interest in these facilities. As of February 2, 2002 and February 3, 2001, there was $7.5 million of borrowings outstanding under these arrangements, at variable rates. The Bond has a maturity date of December 1, 2019, with a purchase provision obligating the Company to repurchase the Bond on May 11, 2005, unless extended by the bondholder. Such an extension may be renewed annually by the bondholder, at the Company's request, to a date no more than five years from the renewal date. The Company maintains a $7.5 million interest rate swap that effectively fixes the interest rate on the Bond at 7.98%. The swap was entered into in May 1996 and has a term of ten years.

4. Leases

The Company leases the premises for its retail bookstores under operating leases, which expire in various years through the year 2013. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). In addition to fixed minimum rentals, some of the Company's leases require contingent rentals based on a percentage of sales, which the Company records throughout the year based upon best available information.

The Company also leases certain office, warehouse and retail store space from related parties. Rental expense under these leases was approximately $651,000, $658,000 and $674,000 in fiscal 2002, 2001 and 2000, respectively. Total minimum future rental payments under these leases are $902,000.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of February 2, 2002, are as follows *(in thousands)*:

Fiscal Year	
2003	$ 29,492
2004	26,354
2005	23,953
2006	21,246
2007	16,011
Subsequent years	31,942
Total	$ 148,998

Notes to Consolidated Financial Statements

Rental expense for all operating leases consisted of the following *(in thousands)*:

	Fiscal Year Ended		
	2/2/02	2/3/01	1/29/00
Minimum rentals	**$ 28,880**	$ 26,084	$ 23,458
Contingent rentals	**595**	496	596
Total	**$ 29,475**	$ 26,580	$ 24,054

5. Employee Benefit Plans

401(k) Profit-Sharing Plan

The Company and its subsidiaries maintain a 401(k) plan covering all employees who have completed 12 months of service and who are at least 21 years of age, and permit participants to contribute from 2% to 15% of compensation to the plan. Company matching and supplemental contributions are made at management's discretion. The expense under this plan was $417,000, $335,000 and $554,000 in fiscal 2002, 2001 and 2000, respectively.

Stock Option Plan

The Company maintains a stock option plan reserving 3,800,000 shares of the Company's common stock for grants to executive officers, directors, and key employees. Prior to January 9, 2001, all options granted to employees become exercisable in equal annual increments over a five-year period and expire on the sixth anniversary of the date of grant. On January 9, 2001, the Compensation Committee approved an amendment to the Stock Option Plan that allows all options granted after that date to vest in equal annual increments over a three-year period and expire on the tenth anniversary of the date of the grant. All stock options have exercise prices generally equal to the fair market value of the common stock on the date of grant. A summary of the status of the Company's stock option plan is as follows *(shares in thousands)*:

	Fiscal Year Ended					
	February 2, 2002		February 3, 2001		January 29, 2000	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**2,192**	**$ 5.79**	1,562	$ 8.26	1,335	$ 8.25
Granted	**439**	**3.10**	804	1.87	632	8.21
Exercised	**(1)**	**1.69**	–	–	(49)	6.31
Forfeited	**(150)**	**5.89**	(174)	9.84	(356)	8.44
Outstanding at end of year	**2,480**	**$ 5.29**	2,192	$ 5.79	1,562	$ 8.26
Exercisable at end of year	**1,107**	**$ 6.14**	736	$ 7.57	363	$ 8.62
Weighted average fair value of options granted		**$ 3.03**		$ 1.75		$ 7.33

During fiscal years 2002, 2001 and 2000, the Company recognized tax benefits related to the exercise of stock options in the amount of $0, $0 and $57,000, respectively. The tax benefits were credited to paid-in capital in the respective years.

The following table summarizes information about stock options outstanding at February 2, 2002 *(shares in thousands)*:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at February 2, 2002	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at February 2, 2002	Weighted Average Exercise Price
$ 1.38 - $ 5.88	1,625	7.12	$ 3.24	690	$ 4.11
$ 5.89 - $ 13.00	855	3.40	$ 9.19	417	$ 9.50

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established financial accounting and reporting standards for stock-based compensation and for transactions in which an entity issues its equity

Notes to Consolidated Financial Statements

instruments to acquire goods and services for non-employees. In accordance with SFAS No. 123, the Company continues to account for and record compensation expense under APB No. 25. However, the Company adopted the disclosure only provisions of SFAS No. 123, as required. If the Company had recorded compensation expense in accordance with SFAS No. 123 under the fair value based method, the Company's net income and net income per share would have been as indicated below:

	Fiscal Year Ended		
(In thousands except per share data)	**2/2/02**	2/3/01	1/29/00
Net income-as reported	**$ 3,985**	$ 3,066	$ 5,942
Net income-pro forma	**2,852**	2,024	5,307
Net income per share-diluted, as reported	**0.24**	0.17	0.33
Net income per share-diluted, pro forma	**0.17**	0.11	0.29

For the purposes of the foregoing calculation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in connection with this model show no expected dividend yield, a six-year or ten-year expected life of the options, and an expected stock price volatility rate of 1.21 with risk-free interest rates ranging from 3.76% to 5.61%.

Employee Stock Purchase Plan

The Company maintains an employee stock purchase plan under which 200,000 shares of the Company's common stock are reserved for purchase by employees at 85% of the fair market value of the common stock. Of the total reserved shares, 136,535 shares have been purchased as of February 2, 2002.

6. Related Party Transactions

Certain stockholders of the Company have controlling ownership interests in other entities with which the Company conducts business. Transactions between the Company and these various other entities ("related parties") are summarized in the following paragraphs and Note 4.

The Company purchases a portion of its inventories for resale from related parties; such purchases amounted to $31,058,000, $34,128,000 and $34,548,000 in fiscal 2002, 2001 and 2000, respectively. The Company sells a portion of its inventories to related parties; such sales amounted to $1,905,000, $3,940,000 and $2,841,000 in fiscal 2002, 2001 and 2000, respectively. The Company also purchases logistics services from related parties that amounted to $64,000, $250,000 and $445,000 in fiscal 2002, 2001 and 2000, respectively.

7. Acquisition of Certain Assets

During March 2001, the Company acquired inventory and lease-rights of eighteen stores from Crown Books Corporation for $6.5 million. The stores are located in the Chicago, Illinois and Washington, D.C. metropolitan areas. The results of operations for these stores were reflected in the consolidated financial statements beginning in the first quarter of fiscal 2002.

8. Commitments and Contingencies

The Company is a party to various legal proceedings incidental to its business. In the opinion of management, after consultation with legal counsel, the ultimate liability, if any, with respect to those proceedings is not presently expected to materially affect the financial position or results of operations of the Company.

9. Independent Public Auditors

Arthur Andersen LLP was the Company's independent auditors for fiscal 2002 and has been its independent auditors since its initial public offering in 1992. The Company dismissed Arthur Andersen LLP as its independent auditors on April 26, 2002. The decision to dismiss Arthur Andersen as the Company's independent auditors was recommended and approved by the Audit Committee. Arthur Andersen's report on the Company's financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the two most recent fiscal years and since the end of fiscal year 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen would have caused Arthur Andersen to make reference to the subject matter of the disagreement in connection with its report.

Report of Independent Accountants

To Books-A-Million, Inc.:

We have audited the accompanying consolidated balance sheets of Books-A-Million, Inc. (a Delaware corporation), and its subsidiaries as of February 2, 2002 and February 3, 2001, and the related consolidated statements of operations, stockholders' investment, and cash flows for each of the three fiscal years in the period ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Books-A-Million, Inc. and its subsidiaries as of February 2, 2002 and February 3, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 2, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the financial statements, effective February 4, 2001, Books-A-Million, Inc. changed its method of accounting for derivative instruments and hedging activities.

ARTHUR ANDERSEN LLP

Birmingham, Alabama
March 19, 2002

Summary of Quarterly Results (Unaudited)

	Fiscal Year Ended February 2, 2002				
(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	**$ 97,490**	**$104,011**	**$ 97,812**	**$143,573**	**$442,886**
Gross profit	**25,486**	**26,842**	**24,207**	**41,696**	**118,231**
Operating profit (loss)	**598**	**52**	**(1,878)**	**12,085**	**10,857**
Net income (loss)	**(415)**	**(676)**	**(1,866)**	**6,942**	**3,985**
Net income (loss) per share - basic [1]	**(0.02)**	**(0.04)**	**(0.11)**	**0.43**	**0.24**
Net income (loss) per share - diluted [1]	**(0.02)**	**(0.04)**	**(0.11)**	**0.42**	**0.24**

	Fiscal Year Ended February 3, 2001				
(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 93,099	$ 93,629	$ 90,133	$ 141,745	$ 418,606
Gross profit	24,700	24,344	22,235	37,930	109,209
Operating profit (loss)	1,793	342	(1,295)	8,909	9,749
Net income (loss)	471	(568)	(1,637)	4,800	3,066
Net income (loss) per share - basic [1]	0.03	(0.03)	(0.09)	0.27	0.17
Net income (loss) per share - diluted [1]	0.03	(0.03)	(0.09)	0.27	0.17

[1] The sum of quarterly per share amounts are different from the annual per share amounts because of differences in the weighted average number of common and common equivalent shares used in the quarterly and annual computations.

Directors and Corporate Officers

Board of Directors

Clyde B. Anderson
Chairman of the Board
and Chief Executive Officer

Charles C. Anderson
Retired Chairman

Terry C. Anderson
Chief Executive Officer and President,
American Promotional Events, Inc.

Ronald G. Bruno
President,
Bruno Capital Management Corporation

Dr. J. Barry Mason
Dean, Culverhouse College of Commerce
The University of Alabama

William H. Rogers, Jr.
Executive Vice President,
SunTrust Banks, Inc.

Corporate Officers

Clyde B. Anderson
Chairman of the Board
and Chief Executive Officer

Sandra B. Cochran
President and Secretary

Terrance G. Finley
Executive Vice President,
Books-A-Million, Inc. and
President,
American Internet Services, Inc.

Richard S. Wallington
Chief Financial Officer

Corporate Information

Corporate Office
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211
(205) 942-3737

Transfer Agent
Bank of New York
(800) 524-4458

Stockholder Inquiries:
Stockholder Relations Department - 11E
P.O. Box 11258
Church Street Station
New York, NY 10286
E-Mail address: shareowner-svcs@bankofny.com
Bank of New York's Stock Transfer Website:
http://stock.bankofny.com

Certificates for Transfer and Address Changes to:
Receive and Deliver Department - 11W
P.O. Box 11002
Church Street Station
New York, NY 10286

Independent Public Accountants
Arthur Andersen LLP
Birmingham, Alabama

Form 10-K and Investor Contact
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2002, as filed with the Securities and Exchange Commission is available without charge to stockholders upon written request. Such requests and other investor inquiries should be directed to Richard S. Wallington, the Company's Chief Financial Officer, or you can view the Company's Annual Report at www.booksamillioninc.com.

Market and Dividend Information

Common Stock

The Common Stock of Books-A-Million, Inc., is traded in the Nasdaq National Market under the symbol BAMM. The chart below sets forth the high and low stock prices for each quarter of the fiscal years ending February 2, 2002, and February 3, 2001.

Quarter Ended	High	Low
January, 2002	$ 3.90	$ 2.80
October, 2001	3.50	2.32
July, 2001	2.89	2.12
April, 2001	2.54	1.72
January, 2001	$ 3.25	$ 1.38
October, 2000	3.75	2.25
July, 2000	4.75	3.13
April, 2000	8.25	4.00

The closing price on April 16, 2002, was $4.60. No cash dividends have been declared since completion of the Company's initial public offering in 1992. As of April 16, 2002, Books-A-Million, Inc., had approximately 11,400 stockholders based on the number of individual participants represented by security position listings.

Annual Meeting of Stockholders

The annual meeting of stockholders will be held on June 6, 2002, at 10:00 a.m. central time at The Harbert Center, 2019 Fourth Avenue North, Birmingham, Alabama 35203. Stockholders of record as of April 16, 2002, are invited to attend this meeting.

Books-A-Million, Inc.
402 Industrial Lane
Birmingham, Alabama 35211